PROCTER & GAMBLE
INTERNATIONAL STOCK OWNERSHIP PLAN


Financial Statements as of June 30, 2003 and
2002, and for the Years Ended June 30, 2003,
2002, and 2001, and Independent Auditors' Report
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PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
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                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    June 30, 2003 and 2002                                                    2

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended June 30, 2003, 2002 and 2001                          3

  Notes to Financial Statements for the Years Ended
    June 30, 2003, 2002 and 2001                                              4



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INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Company:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of June 30, 2003 and 2002, and the changes therein for the years ended June 30, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.


/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
September 19, 2003

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
PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2003 AND 2002
---------------------------------------------------------------------------------------
                                                                 2003           2002
ASSETS:                                                          ----           ----
  Investments in The Procter & Gamble Company common stock,
    at fair value                                           $372,541,973   $367,245,357
  Investments in The J.M. Smucker Company common stock,
    at fair value                                              2,477,933      2,778,975
  Cash                                                            11,627          3,254
  Employee contributions receivable                            2,468,535      3,251,618
  Employer contributions receivable                              984,790      1,179,911
                                                            ------------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                           $378,484,858   $374,459,115
                                                            ============   ============

See notes to financial statements.

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
PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001
-----------------------------------------------------------------------------------------------------

                                                             2003             2002            2001
ADDITIONS:                                                   ----             ----            ----
    Dividend income                                    $   5,603,887    $   5,212,398   $   4,658,108
    Net appreciation (depreciation) in fair value of
      investments                                         (4,390,781)     103,807,889      21,109,631
                                                       -------------    -------------   -------------
        Total investment income                            1,213,106      109,020,287      25,767,739
                                                       -------------    -------------   -------------
    Contributions:
      Employee contributions                              36,602,986       36,408,017      41,280,349
      Employer contributions                              13,464,567       12,562,875      13,675,494
                                                       -------------    -------------   -------------
        Total contributions                               50,067,553       48,970,892      54,955,843
    Proceeds from class action lawsuit                       158,199             --              --
    The J.M. Smucker Company common stock received              --          2,548,549            --
                                                       -------------    -------------   -------------
        Total changes                                     51,438,858      160,539,728      80,723,582

DEDUCTIONS -
      Distributions and withdrawals to participants       47,413,115       57,615,129      33,486,463
                                                       -------------    -------------   -------------

NET INCREASE                                               4,025,743      102,924,599      47,237,119

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                  374,459,115      271,534,516     224,297,397
                                                       -------------    -------------   -------------

      End of year                                      $ 378,484,858    $ 374,459,115   $ 271,534,516
                                                       =============    =============   =============
See notes to financial statements.

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PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN
      -----------------------

      The following brief description of the Procter & Gamble International Stock Ownership Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement and their country's Plan supplement for more complete information.

      GENERAL--The Plan is a defined contribution plan established in June of 1992 for international employees of The Procter & Gamble Company and certain of its subsidiaries ("P&G"). The purpose of the Plan is to provide eligible employees the opportunity to purchase common stock of P&G through payroll deductions and contributions from P&G. The Plan is not subject to the Employee Retirement Income Security Act of 1974, nor is it subject to U.S. income taxation.

      PARTICIPATION AND VESTING--Full-time employees are eligible to participate in the Plan on the first day of the month following the completion of the service requirements as defined in the plan document. Participants are fully vested in all shares of P&G common stock credited to his or her account under the plan, except for Switzerland and Saudi Arabia, which are credited in accordance with their respective plan documents.

      CONTRIBUTIONS--Participants may contribute up to 15% of their base pay through payroll deductions. In addition, employees may elect to make a "Special Additional Deposit" as a lump sum payment once per month. Participants may change their contribution rate effective as of the first day of any month.

      P&G matches an amount equal to 50% of the first 5% of base pay contributed by participants. Employees in their initial year of eligibility receive a 100% P&G matching contribution, up to 1% of his or her contributions.

      INVESTMENTS--Participants are only permitted to invest in P&G common stock. All employee and employer contributions are converted into U.S. dollars and then invested in shares of P&G common stock on the 18th day of each month (or the first business day immediately following the 18th). Sales of P&G common stock occur once per week and are subsequently converted into the applicable local currencies, where required, for payment to employees. Any dividends on shares of P&G common stock are invested in additional shares of P&G common stock.

      WITHDRAWALS--Participants may withdraw any portion of their contributions made in excess of 5% of their base pay at any time during the year, with only two withdrawals per year. Contributions made up to 5% of base pay and P&G matches are available to be withdrawn without penalty five years after the end of the plan year in which the deposits are made. If a participant withdraws these funds prior to the completion of five years, P&G will suspend matching of employee contributions for one year. Withdrawals payable to participants as of June 30, 2003 and 2002 were approximately $2,098,000 and $4,386,000, respectively.

      ADMINISTRATION--The Plan is administered by P&G. All Plan assets are held by the trustee, Banque Internationale a Luxembourg (the "Trustee"). Buck Consultants provides record keeping services for the Plan.

      THE J.M. SMUCKER COMPANY COMMON STOCK--In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding P&G common stock received one share of Smucker stock for each fifty shares of P&G common stock. The cost basis of P&G common stock prior to the Smucker spin-off was allocated between P&G common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
      --------------------------------------------

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      EXPENSES OF THE PLAN--Investment management, record keeping expenses, and other administrative expenses are paid by P&G. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in P&G and Smucker common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments in P&G and Smucker common stock are valued at the closing prices on an established security exchange.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      CASH--Amounts shown as cash are uninvested funds held by the Trustee that are to be invested in P&G common stock in the following month.

      CONTRIBUTIONS RECEIVABLE--Contributions that are pending transfer to the Trustee as of June 30, 2003 and 2002 are recorded as contributions receivable to the Plan in the accompanying financial statements.

      RECLASSIFICATION--Certain prior year amounts have been reclassified to conform to current year presentation.

3.    INVESTMENTS
      -----------

      Investments in P&G common stock represent five percent or more of the Plan's net assets available for benefits. Investments in P&G common stock held by the Plan at June 30, 2003 and 2002 were as follows:

                                                       2003           2002
                                                       ----           ----

        Number of shares                             4,177,416      4,112,498
        Market value                              $372,541,973   $367,245,357
        Cost                                      $288,834,969   $179,780,757


      Investments in Smucker common stock held by the Plan at June 30, 2003 and 2002 were as follows:

                                                       2003           2002
                                                       ----           ----

        Number of shares                               62,119         81,423
        Market value                              $ 2,477,933    $ 2,778,975
        Cost                                      $ 1,507,439    $ 2,548,549


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended June 30:

                                             2003          2002           2001
                                             ----          ----           ----
        The Procter & Gamble Company
          common stock                 $ (4,790,815)  $103,577,463  $ 21,109,631
        The J. M. Smucker Company
          common stock                      400,034        230,426        -
                                       ------------   ------------  ------------
                           Total       $ (4,390,781)  $103,807,889  $ 21,109,631
                                       ============   ============  ============



4.    PLAN PARTICIPANTS
      -----------------

      As of June 30, 2003, the Plan had approximately 37,000 participants employed at P&G's international locations in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Columbia, Costa Rica, Czech Republic, Denmark, Dubai, Egypt, El Salvador, Estonia, Finland, Germany, Greece, Guatemala, Honduras, Hong Kong, Hungary, India, Indonesia, Italy, Kenya, Korea, Latvia, Lebanon, Malaysia, Mexico, Morocco, Netherlands, New Zealand, Nicaragua, Nigeria, Norway, Pakistan, Panama, Peru, Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, Singapore, Slovak Republic, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, Venezuela, and Yemen.

5.    PLAN TERMINATION
      ----------------

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to certain provisions set forth in the Plan agreement.

6.    TAX STATUS
      ----------

      The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
      Section 4(b)(4) thereof. P&G believes that the Trustee should be viewed as a direct custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of P&G common stock held for their account under the Plan.

      Plan management believes that the participating employees should be treated as the beneficial owners of the shares of P&G common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by P&G with respect to these shares.

7.    CLASS ACTION LAWSUIT
      --------------------

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs on March 25, 2002. During 2003, the Plan received partial settlement proceeds of $158,199, which were allocated to qualified participant accounts as of June 30, 2003; the final portion, if any, of the settlement is expected to be received in 2004.



                                    * * * * *

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THE PLAN.  Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg, Luxembourg, on September 30, 2003.


PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  BANQUE INTERNATIONALE A LUXEMBOURG, TRUSTEE


     By:  /S/ PHILIPPE MEYERS
          -----------------------------
          Philippe Meyers
          Fonde de Pouvoir Principal
          Trustee


     By:  /S/ PHILIPPE GILTAIRE
          -----------------------------
          Philippe Giltaire
          Fonde de Pouvoir
          Trustee